FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of November, 1999

                              RADICA GAMES LIMITED
                 (Translation of registrant's name into English)

            Suite R, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F

         Form 20-F     X                         Form 40-F
                   ---------                               ---------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                                     No      X
              ---------                              ---------

         If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- -----------

         Contents:
          1. Quarterly Report for the Quarter Ended September 30, 1999
          2. Press Releases dated November 1, 1999 (2 releases)
          3. Press Release dated September 30, 1999

         This Report on Form 6-K shall be deemed to be incorporated by reference into the Registrant's Registration Statements on Form S-8 (No. 33-86960, No. 333-7000 and No. 333-59737) and on Form F-3 (No. 333-7526 and No. 333-79005).

                               QUARTERLY REPORT *

For the quarterly period ending September 30, 1999

Commission File Number 0-23696


                              RADICA GAMES LIMITED
               (Exact name of registrant as specified in charter)


         Bermuda                                             N/A
-------------------------                  ------------------------------------
(Country of Incorporation)                 (I.R.S. Employer Identification No.)


            Suite R, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)


Registrant's telephone number, including area code:  (852) 2693 2238


         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days.  Yes   x     No
                                               -----      -----

         Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

                  Class                       Outstanding at September 30, 1999
---------------------------------------       ---------------------------------
Common Stock, par value $0.01 per share                17,784,594


------------------------

* As a foreign private issuer, the registrant is not required to file reports on Form 10-Q. It intends to make voluntary quarterly reports to its stockholders which generally follow the Form 10-Q format. Such reports, of which this is one, are furnished to the Commission pursuant to Form 6-K.

                         PART I -- FINANCIAL INFORMATION
                         -------------------------------

Item 1. Financial Statements
----------------------------

                              RADICA GAMES LIMITED

                                    FORM 6-K

         The accompanying consolidated financial statements have been prepared by the Company, without audit, and reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods. The statements have been prepared in accordance with the regulations of the Securities and Exchange Commission (the "SEC"), but omit certain information and footnote disclosures necessary to present the statements in accordance with generally accepted accounting principles in the United States of America.

         These financial statements should be read in conjunction with the financial statements, accounting policies and notes included in the Form 20F for the year ended October 31, 1998 as filed with the Securities and Exchange Commission. Management believes that the disclosures are adequate to make the information presented herein not misleading.

                              RADICA GAMES LIMITED
                           CONSOLIDATED BALANCE SHEETS

                                     Assets

                                                                   September 30, December 31,
                                                                   --------------------------
(US Dollars in thousands, except share data)                          1999            1998
                                                                   ------------  ----------
                                                                    (unaudited)  (unaudited)

Current Assets:
Cash and cash equivalents                                           $ 33,488       $ 47,527
Accounts receivable, net of allowances for doubtful accounts of $432 ($446 at Dec. 31, 1998) and estimated customer
  returns of $404 ($1,077 at Dec. 31, 1998)                           26,124         14,860
Receivables from affiliated company                                    1,019              -
Inventories, net of provision of  $2,311 ($2,437 at Dec. 31, 1998)
  (Note 3)                                                            24,639         20,294
Prepaid expenses and other current assets                              4,986          1,796
Income taxes receivable                                                  524              -
Deferred income taxes (Note 7)                                         3,766          3,754
                                                                   ------------  ----------
        Total current assets                                          94,546         88,231
                                                                   ------------  ----------
Investment in affiliated company                                           -            703
                                                                   ------------  ----------
Property, plant and equipment, net (Note 4)                           17,080         16,500
                                                                   ------------  ----------
Intangible assets, net (Note 6)                                       15,108          2,750
                                                                   ------------  ----------
Deferred income taxes, noncurrent (Note 7)                                 6              6
                                                                   ------------  ----------
        Total assets                                                $126,740      $ 108,190
                                                                   ============  ==========


                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Accounts payable                                                      17,009          6,911
Accrued warranty expenses                                              1,650          2,500
Accrued payroll and employee benefits                                  2,295          2,688
Accrued advertising expenses                                             865          1,308
Accrued sales expenses                                                 1,123          3,598
Commissions payable                                                      799            764
Accrued other expenses                                                 5,876          2,534
Income taxes payable                                                     381          2,152
                                                                   ------------  ----------
        Total current liabilities                                     29,998         22,455
                                                                   ------------  ----------
Notes payable (Note 8)                                                12,345              -
                                                                   ------------  ----------
        Total liabilities                                             42,343         22,455
                                                                   ------------  ----------

Shareholders' equity:
Common stock
  par value $0.01 each, 100,000,000 shares authorized,
  17,784,594 shares outstanding (18,896,694 at Dec. 31, 1998)
  (Note 9)                                                               178          189
Additional paid-in capital                                             1,773        9,382
Retained earnings                                                     82,415       76,215
Cumulative translation adjustment                                         31          (51)
                                                                   ------------  ----------
       Total shareholders' equity                                     84,397       85,735
                                                                   ------------  ----------
       Total liabilities and shareholders' equity                  $ 126,740    $ 108,190
                                                                   ============ ===========


          See accompanying notes to consolidated financial statements.

                              RADICA GAMES LIMITED
                      CONSOLIDATED STATEMENTS OF OPERATION


(US Dollars in thousands, except per share data)                Three months ended                     Nine months ended
                                                                   September 30,                         September 30,
                                                           -------------------------------      -------------------------------
                                                               1999              1998               1999             1998
                                                           --------------    -------------      --------------   --------------
                                                            (unaudited)      (unaudited)         (unaudited)      (unaudited)
Revenues:
Net sales                                                       $ 47,388         $ 49,758            $ 89,050        $ 111,996
Cost of sales                                                    (28,657)         (23,012)            (51,466)         (49,955)
                                                           --------------    -------------      --------------   --------------
Gross profit                                                      18,731           26,746              37,584           62,041
                                                           --------------    -------------      --------------   --------------

Operating expenses:
Selling, general and administrative expenses                      (7,299)          (9,203)            (17,086)         (21,483)
Research and development                                          (1,686)          (1,028)             (3,878)          (2,955)
Depreciation and amortization                                     (1,383)          (1,003)             (3,557)          (2,793)
Acquired research and development                                      -                -                   -           (1,500)
                                                           --------------    -------------      --------------   --------------
Total operating expenses                                         (10,368)         (11,234)            (24,521)         (28,731)
                                                           --------------    -------------      --------------   --------------

Operating income                                                   8,363           15,512              13,063           33,310

Other income                                                         364              137                 720              443

Share of loss of affiliated company                                 (142)            (165)               (704)            (263)

Net interest income                                                  327              503               1,281            1,544
                                                           --------------    -------------      --------------   --------------

Income before income taxes                                         8,912           15,987              14,360           35,034

Provision for income taxes (Note 7)                                  (95)          (1,068)               (184)          (1,126)
                                                           --------------    -------------      --------------   --------------

Net Income                                                       $ 8,817         $ 14,919            $ 14,176         $ 33,908
                                                           ==============    =============      ==============   ==============

Earnings per share - basic: (Note 10)

Net earnings per share                                            $ 0.50           $ 0.75              $ 0.78           $ 1.68
                                                           ==============    =============      ==============   ==============

Average number of shares outstanding                          17,801,396       19,842,412          18,282,007       20,231,969
                                                           ==============    =============      ==============   ==============

Earnings per share - assuming dilution: (Note 10)

Net earnings per share and
  dilutive potential common stock                                 $ 0.48           $ 0.71              $ 0.74           $ 1.58
                                                           ==============    =============      ==============   ==============

Average number of shares and dilutive
   potential common stock outstanding                         18,530,393       20,992,324          19,163,933       21,463,585
                                                           ==============    =============      ==============   ==============

          See accompanying notes to consolidated financial statements.

                              RADICA GAMES LIMITED

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                  (unaudited)
                           (US dollars in thousands)


                                                  Common stock
                                                  ------------         Additional                    Cumulative      Total
                                            Number                      paid-in        Retained     translation   shareholders'
                                          of shares        Amount       capital        earnings      adjustment      equity
                                        --------------- ------------- -------------  -------------  ------------- -------------

Balance at December 31, 1998                18,896,694         $ 189       $ 9,382       $ 76,215          $ (51)     $ 85,735
Cancellation of repurchased stock           (1,388,500)          (14)       (8,797)        (7,976)             -       (16,787)
Stock options exercised                        276,400             3           522              -              -           525
Grant of stock options                               -             -           666              -              -           666
Net income                                           -             -             -         14,176              -        14,176
Foreign currency translation                         -             -             -              -             82            82
                                        --------------- ------------- -------------  -------------  ------------- -------------
Balance at September 30, 1999               17,784,594         $ 178       $ 1,773       $ 82,415           $ 31      $ 84,397
                                        =============== ============= =============  =============  ============= =============


          See accompanying notes to consolidated financial statements.

                              RADICA GAMES LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (US dollars in thousands)

                                                                     Nine months ended September 30,
                                                                     -------------------------------
                                                                        1999                1998
                                                                     --------            --------


                                                                     (unaudited)         (unaudited)

Cash flow from operating activities:
Net income                                                           $ 14,176            $ 33,908
                                                                     --------            --------
Adjustments to reconcile net income to net cash provided by
operating activities:
 Deferred income taxes                                                    (12)                  -
 Depreciation                                                           1,749               1,460
 Amortization                                                           1,808               1,333
 Share of loss of affiliated company                                      703                 263
 Acquired research and development                                          -               1,500
 Loss on disposal and write off of property, plant and equipment           50                  16
 Changes in assets and liabilities:
   Accounts receivable                                                 (9,893)            (14,531)
   Receivable from affiliated company                                  (1,019)                  -
   Inventories                                                         (3,000)            (15,052)
   Prepaid expenses and other current assets                           (3,051)                343
   Accounts payable                                                     9,445              10,203
   Accrued payroll and employee benefits                                 (393)              1,343
   Commissions payable                                                     35                 668
   Accrued advertising expenses                                          (443)              4,264
   Accrued sales expenses                                              (2,475)              1,149
   Accrued warranty expenses                                             (850)                (13)
   Accrued other expenses                                               3,179                 799
   Income taxes payable                                                (1,997)                597
   Notes payable                                                       12,345                   -
                                                                     --------            --------

Net cash provided by operating activities                              20,357              28,250
                                                                     --------            --------

Cash flow from investing activities:
 Decrease in short-term investments                                         -               5,012
 Proceeds from sale of property, plant and equipment                       24                  13
 Purchase of property, plant and equipment                             (2,188)             (5,119)
 Purchase of Girl Tech assets                                               -              (2,400)
 Acquisition of LMP, net of cash acquired                             (15,970)                  -
 Investment in an affiliate company                                         -                (963)
                                                                     --------            --------

Net cash used in investing activities                                 (18,134)             (3,457)
                                                                     --------            --------

Cash flow from financing activities:
 Repurchase of common stock                                           (16,787)            (31,526)
 Funds from stock options exercised                                       525                 972
                                                                     --------            --------

Net cash used in financing activities                                 (16,262)            (30,554)
                                                                     --------            --------

Net decrease in cash and cash equivalents                            $(14,039)           $ (5,761)

Cash and cash equivalents:
 Beginning of period                                                   47,527              41,977
                                                                     --------            --------

   End of period                                                     $ 33,488            $ 36,216
                                                                     ========            ========

Supplementary disclosures of cash flow information:
Cash paid during the period:
 Interest                                                            $     11            $      -
 Income taxes                                                        $  2,479            $    529


        See accompanying notes to consolidated financial statements.

                              RADICA GAMES LIMITED
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                            (US dollars in thousands)

1.   ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS

     The consolidated financial statements include the accounts of the Company and all subsidiaries. Investments in affiliates, owned more than 20 percent but not in excess of 50 percent, are recorded using the equity method. All significant intra-group transactions and balances have been eliminated on consolidation.

     The Company designs, develops, manufactures and distributes a variety of electronic handheld and mechanical games. On June 24, 1999, the Company acquired all of the business and operating assets of Leda Media Products Limited, a supplier of video game controllers.

     The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are presented in US dollars as the Company's sales are predominantly denominated in US dollars.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Cash and cash equivalents - Cash and cash equivalents include cash on hand, cash accounts, interest-bearing savings accounts, and time certificates of deposit with a maturity at purchase date of three months or less.

     Inventories - Inventories are stated at the lower of cost or market, determined by the weighted average method. Provision for potentially obsolete or slow-moving inventory is made based on management's analysis of inventory levels and future expected sales.

     Depreciation and amortization of property, plant and equipment Depreciation is provided on the straight-line method at rates based upon the estimated useful lives of the property, generally not more than seven years except for leasehold land and buildings which are 50 years or where shorter, the remaining term of the lease, by equal annual instalments. Costs of leasehold improvements and leased assets are amortized over the life of the related asset or the term of the lease, whichever is shorter.

     Upon sale or retirement, the costs and related accumulated depreciation or amortization are eliminated from the respective accounts and any resulting gain or loss is included in income.

     Intangible assets - Intangible assets primarily represent the excess of the purchase price of acquisition of a business over the fair value of the net assets acquired. Intangible assets also represent cost allocated to brand names. Such assets are amortized on a straight-line basis over the period estimated to be benefited, but not to exceed 20 years. The carrying value of intangible assets is periodically reviewed by the Company and impairments are recognized when there is a permanent diminution in value. The Company policy is to charge a full year of amortization in the year of acquisition.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Mold costs - The Company expenses all mold costs in the year of purchase or for internally produced molds, in the year of construction.

     Revenue recognition - Revenues are recognized as sales when merchandise is shipped. The Company permits the return of damaged or defective products and accepts limited amounts of product returns in certain other instances. Accordingly, the Company provides allowances for the estimated amounts of these returns at the time of revenue recognition, based on historical experience adjusted for known trends.

     Investments - Debt securities which the Company has both the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at amortized cost. Debt securities which might be sold prior to maturity are classified as available-for-sale and carried at approximate fair value. Any material unrealized gains and losses related to available-for-sale investments, net of applicable taxes, are reported in other comprehensive income. The Company determines the appropriate classification of securities at the time of purchase and evaluates such classification as of each balance sheet date.

     Income taxes - Income taxes are provided based on an asset and liability approach for financial accounting and reporting of income taxes. Deferred income tax liabilities or benefits are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and the financial reporting amounts at each year end. A valuation allowance is recognized if it is more likely than not that some portion of, or all of, a deferred tax asset will not be realized.

     Advertising - The production costs of advertising are expensed by the Company the sooner of the first time the advertising takes place or the invoice date for the media purchase. Advertising costs associated with customer benefit programs are accrued as the related revenues are recognized.

     Foreign currency translation - Assets and liabilities of foreign currency are translated into US dollars using the exchange rates in effect at the balance sheet date. Revenues and expenses of foreign currency are translated into US dollars using average monthly exchange rates during each reporting period. The impact of exchange rate changes is shown as "Cumulative Translation Adjustment" in shareholders' equity. Net gains (losses) from foreign exchange transactions of $253 and $(252) for the nine months ended September 30, 1999 and 1998 respectively, are included in selling, general and administrative expenses.

     Post-retirement and post-employment benefits - The Company does not provide
     post-retirement   benefits   other   than   pensions   to   employees   and
     post-employment benefits are immaterial.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Warranty - Future warranty costs are provided for at the time of revenue recognition based on management's estimate by reference to historical experience adjusted for known trends.

     Stock options - The Company continues to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", in accounting for its stock options. As a result, no compensation expense has been recognized as the exercise price of the Company's employee stock options equals the market price of the underlying stock at the date of grant. Pro forma disclosures of the effect on net income and earnings per share as if the Company had accounted for its employee stock options under the fair value method prescribed by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", are shown in note 11.

     Comprehensive income - Comprehensive income includes both net income and other comprehensive income (loss). Other comprehensive income (loss) for the nine months ended September 30, 1999 and 1998 of $82 and $(31), represented foreign currency translation adjustments. Accumulated other comprehensive income (loss) included in the accompanying condensed consolidated balance sheets as of September 30, 1999 and December 31, 1998 was $31 and $(51), consisting of the accumulated foreign currency translation adjustment.

     Earnings per share - Earnings per share is based on the weighted average number of shares of common stock and dilutive potential common stock outstanding. Dilutive potential common stock results from dilutive stock options. The effect of such dilutive potential common stock on net income per share is computed using the treasury stock method.

     Use of estimates - The  preparation  of financial  statements in conformity
     with  generally  accepted   accounting   principles  requires  the  use  of
     estimates. Actual results could differ from those estimates.

3.   INVENTORIES

     Inventories by major categories are summarized as follows:

                                      September 30,             December 31,
                                           1999                     1998
                                    -------------------      -------------------

Raw materials                                  $ 5,282                  $ 4,580
Work in progress                                 4,850                    6,731
Finished goods                                  14,507                    8,983
                                    -------------------      -------------------
                                              $ 24,639                 $ 20,294
                                    ===================      ===================

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

4.   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following:

                                           September 30,         December 31,
                                                1999                 1998
                                           --------------        -------------

Land and buildings                               $ 12,171           $ 11,958
Plant and machinery                                 6,806              5,777
Furniture and equipment                             5,637              4,191
Leasehold improvements                              2,458              2,192
                                           ---------------       ------------
     Total                                       $ 27,072           $ 24,118
Less: Accumulated depreciation and
          amortization                             (9,992)            (7,618)
                                           ---------------       ------------
     Total                                       $ 17,080           $ 16,500
                                           ===============       ============

5.   ACQUISITION

     On June 24, 1999, Radica acquired all of the business and operating assets of Leda Media Products Limited ("LMP"), the leading supplier of video game controllers in the U.K. The Company purchased LMP for approximately $16 million. The acquisition price consisted of cash payment of approximately $2.6 million, LMP net indebtedness of approximately $1.1 million and issuance of notes payable for $12.3 million. The transaction has been accounted for using the purchase method. The purchase price has been allocated to the assets acquired and liabilities assumed based on estimates of fair values as of the acquisition date. The Company recorded intangible asset of approximately $13.5 million which is being amortized on a straight-line basis over a fifteen year fiscal period.

6.   INTANGIBLE ASSETS

     During the quarter, the Company and Electronic Arts(TM) ("EA") announced a strategic alliance for the extension of EA brands and game properties in the dedicated electronic handheld game category. As part of this alliance, the Company entered into a worldwide licensing agreement with EA. In an additional agreement, the Company granted EA warrants to purchase 375,000 shares of the Company common stock during the term of the agreement. The agreement with EA runs through the end of 2002. The fair value of the warrants, or $666, has been recorded as an intangible asset for the acquired brand name. The asset is being amortized on a straight-line basis over the term of agreement.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

6.   INTANGIBLE ASSETS (Continued)

     The Company purchased the assets and business of KidActive, LLC, dba Girl Tech(R) during the quarter ended June 30, 1998. KidActive, LLC, dba Girl Tech was a development stage enterprise and had not traded prior to the Company's acquisition of its assets. The Company purchased the assets and business of KidActive, LLC, dba Girl Tech for $2.4 million in cash plus 190,094 shares, a total of $6 million. Of this $4.5 million was capitalised as goodwill and brand name, and $1.5 million was written off immediately as purchased research and development. This cost is being amortized over a three year fiscal period on a straight-line basis.

     Intangible assets consist of the excess of purchase price over the estimated fair value of net assets acquired in acquisition of LMP and Girl Tech, and acquired EA brand name. Accumulated amortization was $3,558 and $1,750 at September 30, 1999 and December 31, 1998, respectively.

7.   INCOME TAXES

     The components of income before income taxes are as follows:

                                             Nine months ended September 30,
                                      -----------------------------------------
                                             1999                     1998
                                      -------------------      ----------------

United States                             $    925                 $ 10,264
International                               13,435                   24,770
                                      -------------------      ----------------
                                          $ 14,360                 $ 35,034
                                      ===================      ================

     As the Company's subsidiary in the People's Republic of China ("PRC") is a sino-foreign joint venture enterprise, it was eligible for an exemption from income tax for two years starting from the first profitable year of operations and thereafter a 50 percent relief from income tax for the following three years under the Income Tax Law of the PRC. That subsidiary had its first profitable year of operations in the year ended December 31, 1997 and has been taxed at a 12% rate from January 1, 1999. In addition, under the existing processing arrangement and in accordance with the current tax regulations in the PRC, manufacturing income generated in the PRC is not subject to PRC income taxes.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

7.   INCOME TAXES (Continued)

     The provision (credit) for income taxes consists of the following:

                                                 Nine months ended September 30,
                                                 -------------------------------
                                                     1999              1998
                                                 ------------      -----------

United States
     Federal tax expenses (benefit), net of
       State tax expense (benefit)                     $  73          $ 1,126

International
     Current income tax                                $ 111          $     -
                                                 ------------      ----------

Total provision for income tax                         $ 184          $ 1,126
                                                 ============      ==========

     A reconciliation between the provision for income taxes computed by applying the statutory tax rates in the United States for the nine months ended September 30, 1999 and 1998 to income before income taxes and the actual provision for income taxes is as follows:

                                                 Nine months ended September 30,
                                                 -------------------------------
                                                     1999              1998
                                                 ------------      -----------

US statutory rate                                        34%               34%
                                                 ------------      -----------

Provision for income taxes at
  statutory rate on income for the period            $ 4,883          $11,912
State taxes                                              (28)              61
International rate differences                        (4,814)          (8,405)
Accounting (gains) losses for which                       73           (2,372)
  deferred income tax cannot be recognized
Other                                                     70              (70)
                                                 ------------      -----------
Income tax provision                                 $   184          $ 1,126
                                                 ============      ===========

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

7.   INCOME TAXES (Continued)

     Deferred income taxes reflect the net tax effect of temporary differences between the amounts of assets and liabilities for income tax purposes compared with the respective amounts for financial statement purposes. At September 30, 1999 and December 31, 1998 deferred income taxes comprised:

                                              September 30,        December 31,
                                                   1999                1998
                                            ----------------     ---------------
Deferred tax assets (liabilities):
Excess of tax over financial
     reporting depreciation                         $   (79)            $   (79)
Advertising allowances                                  294                 445
Bad debt allowances                                     147                 151
Inventory reserves                                      645                  44
Tax losses                                            1,932               1,714
Sales allowances and returns reserves                   423               1,665
Other                                                   410                (180)
                                            ----------------     ---------------
                                                    $ 3,772             $ 3,760
                                            ================     ===============

8.   NOTES PAYABLE

     On June 24, 1999, the Company entered into a $12.3 million guaranteed loan agreement with the sellers as part of the financing of the LMP acquisition. The interest rate on the loan notes is 130 basis points below the US$ LIBOR offered rate and is payable quarterly. The loan is subject to certain financial covenants and will mature between December 2000 and December 2004.

9.   COMMON STOCK

     During the quarter ended September 30, 1999, the Company repurchased 71,000 shares at an average price of $9 per share under the Company's authorized repurchase programs. In total 1,388,500 shares have been repurchased in the nine month period ending September 30, 1999 at an average price of $12 per share. All repurchased shares were cancelled. As of September 30, 1999, approximately one million shares remain available for repurchase under the repurchase programs.

                              RADICA GAMES LIMITED

           (US dollars in thousands, except share and per share data)

10.  EARNINGS PER SHARE

     The following information shows the numbers used in computing earnings per share and the effect on income and the weighted average number of shares of dilutive potential common stock:

                                        Nine months ended September 30, 1999
                                      ------------------------------------------
                                                                     Earnings
                                      Numerator      Denominator     per share
                                      ---------     -------------    -----------
Basic earnings per share:
Net income                              $14,176      18,282,007         $ 0.78
                                      ==========                     ===========
Effective of dilutive options                           881,926
                                                    -------------

Diluted earnings per share:
Net income, assuming
  all dilutive options exercised        $14,176      19,163,933         $ 0.48
                                      ==========    =============    ===========



     Options on 933,000 shares of common stock were not included in computing diluted earnings per share since their effects were antidilutive.

                                        Three months ended September 30, 1999
                                      ------------------------------------------
                                                                     Earnings
                                      Numerator      Denominator     per share
                                      ----------    -------------    -----------
Basic earnings per share:
Net income                              $ 8,817      17,801,396         $ 0.50
                                      ==========                     ===========
Effective of dilutive options                           728,997
                                                    -------------

Diluted earnings per share:
Net income, assuming
  all dilutive options exercised        $ 8,817      18,530,393         $ 0.48
                                      ==========    =============    ===========



     Options on 1,393,000 shares of common stock were not included in computing diluted earnings per share since their effects were antidilutive.

                              RADICA GAMES LIMITED

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)-- (Continued) (US dollars in thousands, except share and per share data)

11.  STOCK OPTIONS

     The Company's 1994 Stock Option Plan of employees and directors (the "Stock Option Plan") provided for options to be granted for the purchase of an aggregate of 1,600,000 shares of common stock at per share prices not less than 100% of the fair market value at the date of grant as determined by the Compensation Committee of the Board of Directors. Following approval at the annual shareholders meetings in April 1997 and 1998, the Stock Option Plan's aggregated common stock increased by 400,000 and 800,000 respectively. In total, the Stock Option Plan's aggregate common stock increased to 2,800,000 shares available for options. Options under this plan are generally exercisable ratably over five years from the date of grant unless otherwise provided.

     Option activity for the nine months ended September 30, 1999:-

                                                             Weighted average
                                             Number           exercise price
                                           of shares            per share
                                         --------------      ----------------
                                         (in thousands)

Outstanding at December 31, 1998                  2,041      $        6.58
Options granted                                     307              11.48
Options exercised                                  (277)              1.90
Options cancelled                                   (57)              7.89
                                         --------------
Outstanding at September 30, 1999                 2,014      $        7.93
                                         ==============

Exercisable at September 30, 1999                   327

                              RADICA GAMES LIMITED

                (US dollars in thousands, except per share data)

11.  STOCK OPTIONS (Continued)

     The following is additional information relating to options outstanding as of September 30, 1999:


                                            Options Outstanding                 Options exercisable
                   ---------------------------------------------------   ----------------------------
                                                      Weighted average
                                    Weighted average    remaining                    Weighted average
Exercise              Number         exercise price     contractual       Number      exercise price
price range          of shares         per share        life (years)     of shares      per share
----------------   --------------   ---------------   ----------------   ---------   ----------------
                   (in thousands)                                                    (in thousands)

1.090 to 2.000              608     $      1.31            6.49             113       $   1.37
2.001 to 4.000              317            3.49            7.57              95           3.44
4.001 to 6.000                7            5.00            7.71               1           5.00
6.001 to 8.000               42            6.83            7.90              12           7.00
8.001 to 10.000              62            9.45            9.58               2           8.50
10.001 to 12.000            421           10.91            9.22               -              -
12.001 to 14.000            184           12.70            9.21               9          13.11
14.001 to 16.000            135           14.84            8.97               5          15.60
16.001 to 18.000            143           16.94            8.67              47          17.02
18.001 to 20.000             95           19.05            8.56              43          18.88
                   -------------                                         =========
                          2,014     $      7.93            8.03             327       $   7.33
                   =============                                         =========

     Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The weighted average fair value of stock options at date of grant of $4.54 and $8.89 per option for the nine months ended September 30, 1999 and 1998, respectively, were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

                                            Nine months ended September 30,
                                            --------------------------------
                                                1999               1998
                                            ------------      --------------

Expected life of options                       5 years            5 years
Risk-free interest rate                         5.1%               6.5%
Expected volatility of underlying stock         35%                50%
Dividends                                        0%                 0%

     The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the expected volatility of stock price. Because changes in subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of the fair value of the stock options.

                              RADICA GAMES LIMITED

                (US dollars in thousands, except per share data)

11.  STOCK OPTIONS (Continued)

     If the Company had accounted for its stock option plans by recording compensation expenses based on the fair value at grant date for such awards consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts as follows:

                                            Nine months ended September 30,
                                            --------------------------------
                                                1999               1998
                                            ------------      --------------

Pro forma net income                           $ 13,524           $ 33,311
Pro forma earnings per share:
     Basic                                         0.74               1.65
     Diluted                                       0.71               1.55

12.  CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

     Accounts receivable of the Company are subject to a concentration of credit risk with customers in the retail sector. This risk is limited due to the large number of customers composing the Company's customer base and their geographic dispersion, though the Company had two United States customers which accounted for more than twenty-five percent and eighteen percent of net sales in the nine months ended September 30, 1999 and three United States customers which accounted for more than twenty-five percent, twenty percent and eleven percent of net sales in the nine months ended September 30, 1998. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

13.  ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments". The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

     The  carrying  amounts  of  cash  and  short-term   investments,   accounts
     receivable and accounts payable are reasonable estimates of their fair value.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

14.  COMMITMENTS AND CONTINGENCIES

     At September 30, 1999, certain leasehold land and buildings with a net book value of $4,788 and bank balances of $3,871 were pledged to secure general banking facilities including overdraft and trade facilities granted to the Company.

15.  RETIREMENT PLAN

     The  Company   has   defined   contribution   retirement   plans   covering
     substantially all employees in Hong Kong. Under these plans, eligible employees may contribute amounts through payroll deductions which are 5% or more of individual salary, supplemented by employer contributions ranging from 5% to 10% of individual salary depending on the years of service. The expenses related to these plans were $142 and $94 for the nine months ended September 30, 1999 and 1998, respectively.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

16.  SEGMENT INFORMATION

     Effective the first quarter of 1999, the Company adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). The adoption of SFAS 131 did not affect results of operations or financial position, but did affect the disclosure of segment information. As a result of this change, certain reclassifications have been made to prior periods amounts to comply with the requirements of SFAS 131.

     The Company operates in one principal industry segment: the design, development, manufacture and distribution of a variety of electronic and mechanical handheld and tabletop games. The Company evaluates performance and allocates based on income or loss from operations before income taxes. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

     Information about the Company's operations in different geographic areas is set forth in the table below. Segment sales and operating income before taxes are attributed to countries based on the location of customers, while identifiable assets are reported based on their location.

                                             Income before     Identifiable
                               Net Sales      income taxes        Assets
                               ---------------------------------------------
                                     Nine months ended        September 30,
                                     September 30, 1999            1999
                               ---------------------------    --------------

United States and Canada        $ 82,761       $ 14,919           $  41,763
China and Asia Pacific               607            239              65,712
Europe and other countries         5,682           (798)             19,265
                               ----------    -----------      --------------
                                $ 89,050       $ 14,360           $ 126,740
                               ==========    ===========      ==============

                                     Nine months ended         December 31,
                                     September 30, 1998            1998
                               ---------------------------    --------------

United States and Canada       $ 109,148       $ 34,054           $  34,508
China and Asia Pacific             1,337            328              73,153
Europe and other countries         1,511            652                 529
                               ----------    -----------      --------------
                               $ 111,996       $ 35,034           $ 108,190
                               ==========    ===========      ==============

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

17.      VALUATION AND QUALIFYING ACCOUNTS


                                          Balance at   Charged     Release     Balance
                                          beginning    for the       of        at end
                                          of period    period     provision   of period
                                          ----------   -------    ---------   ---------

Nine months ended September 30, 1999
  Allowances for doubtful accounts        $   446      $   3      $   (17)    $   432
  Estimated customer returns                1,077        450       (1,123)        404
  Provision for inventories                 2,437        201         (327)      2,311
                                          --------     -------    ---------   ---------
  Total                                   $ 3,960      $ 654      $(1,467)    $ 3,147
                                          ========     =======    =========   =========

Nine months ended September 30, 1998
  Allowances for doubtful accounts        $ 1,028      $   2      $  (575)    $   455
  Estimated customer returns                2,783          -       (1,305)      1,478
  Provision for inventories                 2,922         42       (1,613)      1,351
                                          --------     -------    ---------   ---------
  Total                                   $ 6,733      $  44      $(3,493)    $ 3,284
                                          ========     =======    =========   =========


Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

         The following discussion should be read in conjunction with the attached financial statements and notes thereto, and with the audited financial statements, accounting policies and notes included in the Company's Annual Report on Form 20-F for the year ended October 31, 1998 as filed with the United States Securities and Exchange Commission.

RESULTS OF OPERATIONS -- QUARTER ENDED SEPTEMBER 30, 1999
COMPARED TO THE SAME PERIOD ENDED IN 1998

         The following table sets forth items from the Company's Consolidated Statements of Operations as a percentage of net revenues:

                                       Three months ended September 30,
                                       ---------------------------------
                                           1999                1998
                                       -----------        --------------

Net revenues                              100.0%              100.0%
Cost of sales                              60.5%               46.3%

Gross margin                               39.5%               53.7%
Selling, general and administrative        15.4%               18.5%
Research and development                    3.6%                2.1%
Depreciation and amortization               2.9%                2.0%

Operating income                           17.6%               31.1%
Other income                                0.8%                0.3%
Share of loss of affiliated company         0.3%                0.3%
Interest income, net                        0.7%                1.0%

Income before income taxes                 18.8%               32.1%
Provision for income taxes                  0.2%                2.1%

Net income                                 18.6%               30.0%

         The Company made an after tax profit of $8.8 million for the third quarter ended September 30, 1999 or $0.48 per fully diluted share versus $14.9 million or $0.71 per fully diluted share for the same period last year. Total revenues for the third quarter ended September 30, 1999 were $47.4 million, compared to $49.8 million for the same period in 1998.

         The following table sets out the percentages of sales achieved from each category of products:

                                  Three months ended September 30,
                    ------------------------------------------------------------
                                      1999                             1998
                    ------------------------------  ----------------------------
                     % of Net         Units          % of Net          Units
Product Lines       Sales Value       Sold          Sales Value        Sold
---------------     -------------- ---------------  -----------   --------------
                                   (in thousands)                 (in thousands)

Fishing games           18.1%          714             36.8%             1,524

Hunting games            6.2%          182                 -                 -

Action games             9.4%          267              9.6%               339

Sports games            13.1%          380             11.6%               418

Casino games             6.3%          738              7.3%               906

Heritage games          11.7%          615              7.6%               344

Girl Tech games          5.4%          209                 -                 -

ODM products            23.3%        2,317             27.1%             2,180

Peripherals              6.5%          706                 -                 -
                    ----------     ---------------  -----------   --------------

Total                  100.0%        6,128            100.0%             5,711
                    ==========     ===============  ===========   ==============

         The gross profit for the third quarter decreased to $18.7 million from $26.7 million in the same period of fiscal 1998 and the gross margin decreased to 39.5% from 53.7% for the same period last year. The decrease in margin was the result of lower pricing for the Hasbro Group as part of a new long-term contract combined with the impact of our new lower margin controller business.

         Operating income for the third quarter decreased to $8.4 million from $15.5 million for the same period last year. Operating expenses dropped to $10.4 million in the third quarter of 1999 from $11.2 million in the same period in 1998, due to a decrease in variable sales related costs. These reductions were offset by a quarterly charge of $0.3 million for the amortization of the goodwill purchased in the acquisition of Leda Media Products Limited ("LMP") together with a charge of $0.1 million for the amortization of rights to use the EA name on our product line. This charge will be approximately $0.2 million per year up until the end of 2002. The operating margin dropped to 17.6% during the quarter compared to 31.1% during the same period last year.

         The Company shipped seven new products during the quarter, included in these were Tiger Woods Ultimate Golf(TM); Girl Tech(R) Bug `Em(TM) and Keep Safe Box(TM), Fish or Man(TM), Virtual Snowboard VSB, Crossword Challenger(TM) and NASCAR(R) Speedzone(TM).

The following table lays out the changes in operating expenses for the major expense categories.

                                           Three months ended September 30,
                                          --------------------------------------
                                                 1999                   1998
                                          -----------------        -------------
                                                   (dollars in thousands)
Advertising and promotion expenses             $  808                $ 3,612
Commissions                                       979                  1,312
Indirect salaries and wages                     2,528                  1,966
Research and development expenses               1,686                  1,028

CAPITAL RESOURCES AND LIQUIDITY
-------------------------------

         Cash and cash equivalents totaled $33.5 million at September 30, 1999, a decrease of $14 million from December 31, 1998. Working capital at September 30, 1999 was $64.5 million, a $1.3 million decrease from working capital of $65.8 million at December 31, 1998. The decrease in working capital is due primarily to a combination of the repurchase of 1,388,500 shares at an average price of $12 per share during the period and an increase in accounts payable for the quarter.

         During the quarter ended September 30, 1999, the Company repurchased 71,000 shares at an average price of $9.

         The Company believes that its existing cash and cash equivalents and cash generated from operations are sufficient to satisfy the current anticipated working capital needs of its core business.


         The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results as a result of various factors including those set forth in the Company's Annual Report on Form 20-F for year ended October 31, 1998, as filed with the Securities and Exchange Commission. In particular, see "Item 1. Description of Business - Risk Factors" in such Report on Form 20-F.

Item 3.  Qualitative and Quantitative Disclosures About Market Risk
-------------------------------------------------------------------


MARKET RISK DISCLOSURES
-----------------------

         The following discussion about the Company's market risk disclosures contains forward-looking statements. Forward-looking statements are subject to risks and uncertainties. Actual results could differ materially from those discussed in the forward-looking statements. The Company is exposed to market risk related to changes in interest rates and foreign currency exchange rates. The Company does not have derivative financial instruments for hedging, speculative, or trading purposes.

INTEREST RATE SENSITIVITY
-------------------------

         The Company is exposed to market rate risk for changes in interest rates relates to the Company's indebtedness. The Company has not used derivative financial instruments in its indebtedness. Most of the Company's $12.3 million principal amount of indebtedness at September 30, 1999 bears an interest rate that fluctuates based on changes in the US$ LIBOR offered rate. A 1% change in the underlying US$ LIBOR offered rate would result in an approximate $123,000 change in the annual amount of interest payable on such debt.

FOREIGN CURRENCY RISK
---------------------

         International revenues from the Company's non-US distribution subsidiaries were less than 10% of total revenues. Such international sales are made mostly from the Company's two subsidiaries in Great Britain and Canada and are typically denominated in the local currency of each country. These subsidiaries also incur most of their expenses in the local currency. Accordingly, they use the local currency as their functional currency.

         The Company's exposure to foreign exchange rate fluctuations arises in part from intercompany transactions. The currency exchange impact on intercompany transactions was immaterial for three and nine month periods ended September 30, 1999.

         The Company is also exposed to foreign exchange rate fluctuation as the financial results of foreign subsidiaries are translated into US dollars in consolidation. As exchange rates vary, these results, when translated, may vary from expectations and adversely impact overall expected profitability. The effect of foreign exchange rate fluctuations on the Company in the three and nine month periods ended September 30, 1999 were not material.

PART II -- OTHER INFORMATION
----------------------------


Item 1.  Legal Proceedings
--------------------------

         None.

Item 2.  Changes in Securities and Use of Proceeds
--------------------------------------------------

         None.

Item 3.  Defaults Upon Senior Securities
----------------------------------------

         None.

Item 4.  Submission of Matters to a Vote of Security Holders
------------------------------------------------------------

         None.

Item 5.  Other Information
--------------------------

         None.

Item 6.  Exhibits and Reports on Form 8-K
-----------------------------------------

         (a)      Exhibits

                  None.

         (b)      Reports on Form 8-K

                  None.

         Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                      RADICA GAMES LIMITED




Date: December 2, 1999                                /S/ David C.W. Howell
      -----------------                              --------------------------
                                                      David C.W. Howell
                                                      President Asia Operations
                                                      Chief Financial Officer